SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Press Release dated August 25, 2020

Contact:	Trinity Biotech plc
Kevin Tansley
(353)-1-2769800
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Q2, 2020

DUBLIN, Ireland (August 25, 2020)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2020.

Quarter 2 Results

Total revenues for Q2, 2020 were $16.0m, which compares to $22.5m in Q2, 2019, a decrease of $6.5m and which were broken down as follows:

	2019 Quarter 2	2020 Quarter 2	Decrease
	US$’000	US$’000%
Point-of-Care	2,146	1,267	(41.0)%
Clinical Laboratory	20,351	14,757	(27.5)%
Total	22,497	16,024	(28.8)%

Point-of-Care revenues for Q2, 2020 decreased from $2.1m to $1.3m when compared to Q2, 2019, a decrease of 41%. This was primarily attributable to lower HIV revenues in Africa due to logistical constraints caused by Covid-19.  Revenues were also lower due to the Company’s decision to discontinue its USA HIV product in Q4, 2019.

Clinical Laboratory revenues decreased from $20.4m to $14.8m, which represents a decrease of 28% compared to Q2, 2019. This decrease was primarily due to the impact of Covid-19 on Diabetes, Autoimmune and Infectious Diseases revenues. This was partially offset by the growth in Viral Transport Media revenues during the pandemic.

Gross profit for Q2, 2020 amounted to $6.9m, representing a gross margin of 42.9%. This is higher than the 42.0% achieved in Q2, 2019 due to fewer instruments being placed (lower than average margin) and lower depreciation.  Normally lower revenues would have resulted in a deterioration in the Company’s gross margin, though this effect was offset by cost savings measures which were implemented during the quarter, including the furloughing of employees.

Research and Development expenses decreased by $0.3m to $1.2m, whilst Selling, General and Administrative (SG&A) expenses decreased by $1.6m to $5.0m when compared to Q2, 2019. Both of these decreases are largely attributable to the furloughing of employees due to the pandemic. Though in the case of SG&A expenses it was also due to the virtual elimination of travel costs and discretionary sales and marketing expenditure such as tradeshow expenses.

Operating profit for the quarter was $0.5m, which represents a decrease of $0.7m compared to Q2, 2019 and was attributable to reduced revenues due to Covid-19, though this was partially offset by a higher gross margin and lower indirect costs.

Financial income for the quarter showed a reduction reflecting a lower level of cash deposits and reduced interest rates. Meanwhile, Financial Expenses amounted to $1.2m, which was in line with Q2, 2019.  Of this, $1.0m related to interest payable on the Company’s Exchangeable Notes, with the remaining $0.2m representing notional financing charges arising on leased assets (IFRS 16).  A further non-cash expense of $0.7m was recognised in this quarter’s income statement, again in relation to the Exchangeable Notes.  This was due to a non-cash interest charge of $0.2m and a loss of $0.5m arising due to an increase in the fair value of the derivatives embedded in these notes.

The loss after tax, before non-cash financial expenses for the quarter was $0.7m, in comparison to a profit of $0.1m for the equivalent period last year.

The basic EPS (excluding non-cash financial expenses) for the quarter was a loss of 3.6 U.S. cents versus a loss of 26.6 U.S. cents in Q2, 2019. Unconstrained diluted EPS for the quarter amounted to 1.0 U.S. cent, which compares to a loss of 17.9 cents in the equivalent quarter in 2019.

Earnings before interest, tax, depreciation, amortisation and share option expense (EBITDASO) for the quarter was $1.5m, and was made up as follows:

$m
Operating Profit	0.5
Depreciation	0.4
Amortisation	0.4
Share Option Expense	0.2
EBITDASO	1.5

Covid-19 Update

ELISA Antibody Test

The Company has filed its submission to the FDA for an Emergency Use Authorization (EUA) for its Covid-19 IgG ELISA antibody test. This test will determine which individuals within the population have been exposed to the SARS-CoV-2 virus (Covid-19). The product demonstrates specificity in excess of 98% and sensitivity in excess of 95%, in samples of 14 days or more from symptom onset.

Making this EUA submission allows the Company to market the product immediately.  Meanwhile, the transfer of production to our ELISA production facility in Jamestown, New York is complete, our manufacturing capability is very significant and the instrumentation platforms that perform this type of testing are available in virtually every testing laboratory in the world.

Rapid Antibody Test

The Company is also in the process of developing a rapid Point-of-Care Covid-19 test to detect antibodies to the virus that can be run in 12 minutes using one drop of blood procured by finger prick. Once development and transfer to manufacturing of this rapid test is complete, it is intended to avail of the FDA’s EUA pathway to expedite its approval for sale in the USA.

Viral Transport Media

The Company has experienced increased demand for its Viral Transport Media (VTM) product, which is used in the Covid-19 sample collection process for PCR molecular testing. In response to this, we have scaled up the manufacture of VTM in recent months.

Cost Saving Measures

In early Q2, 2020 once the extent of the negative impact Covid-19 would have on revenues became apparent, the Company implemented a number of cost saving measures. These included furloughing a significant portion of its work force in each of the countries in which it operates, though virtually all employees have now returned to work. The Company also implemented a wide-ranging cost-cutting program in order to minimize any discretionary expenditure. These measures were successful in offsetting most of the adverse impact, which Covid-19 had on revenues.

Comments

Commenting on the results Kevin Tansley, Chief Financial Officer stated, “Notwithstanding that revenues were 29% lower this quarter, the Company was able offset most of the impact of Covid-19 by swiftly implementing a range of cost saving measures.  Such measures served to largely preserve our gross margins and resulted in a reduction in our indirect cost base by approximately 23%.  The net result was that we were able to report an operating profit of $0.5m for the quarter. Also, we have reported an increase of $2.3m in our cash balances this quarter. This was largely driven by the receipt of $4.5m under the U.S. government’s Paycheck Protection Program. Whilst this support came in the form of loans, we expect that in accordance with the rules of this scheme these loans will be forgiven.”

Ronan O’Caoimh, Chief Executive Officer stated, “As expected, revenues this quarter were severely impacted by Covid-19. However, the impact was not as serious as initially feared with revenues in some segments returning to near normal run rates towards the end of the quarter.  This was further helped by sales of our Viral Transport Media product, which acts as a sample collection device for Covid-19 PCR molecular testing.

In addition, the Company has now entered the Covid-19 antibody testing market.  We submitted our ELISA antibody test to the FDA for an Emergency Use Authorization, which enables us to market the product in the USA immediately.  This test, which demonstrates impressive specificity and sensitivity, has been developed on the ELISA platform, which has an established track record for delivering high quality results. ELISA testing is virtually ubiquitous in testing laboratories throughout the world thus making it ideal for participation in any large-scale antibody testing programs.

We are also developing a rapid Covid-19 antibody test, which will be capable of giving results in 12 minutes using a finger prick sample of blood.  Upon completion of its development, it is our intention to avail of the FDA’s Emergency Use Authorization pathway by the end of 2020.”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended June 30, 2020 (unaudited)	Three Months Ended June 30, 2019 (unaudited)	Six Months Ended June 30, 2020 (unaudited)	Six Months Ended June 30, 2019 (unaudited)

Revenues	16,024	22,497	37,201	44,523

Cost of sales	(9,153)	(13,060)	(21,053)	(25,747)

Gross profit	6,871	9,437	16,148	18,776
Gross margin %	42.9%	42.0%	43.4%	42.2%

Other operating income	2	24	16	46

Research & development expenses	(1,153)	(1,449)	(2,531)	(2,760)
Selling, general and administrative expenses	(5,006)	(6,626)	(11,091)	(13,180)
Indirect share based payments	(213)	(181)	(348)	(357)

Operating profit	501	1,205	2,194	2,525

Financial income	2	133	34	273
Financial expenses	(1,221)	(1,237)	(2,453)	(2,480)
Net financing expense	(1,219)	(1,104)	(2,419)	(2,207)

(Loss)/Profit before tax , once-off & non-cash items	(718)	101	(225)	318

Income tax expense	(32)	(5,656)	(162)	(5,761)
Loss after tax before once-off & non-cash items	(750)	(5,555)	(387)	(5,443)

Non-cash financial (expense)/income	(717)	150	(877)	(173)
Once-off items – plant closure costs	-	-	(2,425)	-
Loss after tax	(1,467)	(5,405)	(3,689)	(5,616)

Loss per ADR (US cents)	(7.0)	(25.9)	(17.6)	(26.9)

Loss per ADR (US cents)**	(3.6)	(26.6)	(1.9)	(26.0)

Diluted earnings/(loss) per ADR (US cents)*	1.0	(17.9)	6.3	(13.5)

Weighted average no. of ADRs used in computing basic earnings per ADR	20,901,703	20,901,703	20,901,703	20,901,703

Weighted average no. of ADRs used in computing diluted earnings per ADR	25,931,574	25,467,516	25,745,569	25,467,539

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR. Diluted EPS is calculated excluding once-off charges & non-cash financial items.

** Excluding once-off charges & non-cash financial items.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	June 30, 2020 US$ ‘000 (unaudited)	Mar 31, 2020 US$ ‘000 (unaudited)	Dec 31, 2019 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	9,297	9,210	9,290
Goodwill and intangible assets	46,751	45,498	43,654
Deferred tax assets	6,613	6,465	6,252
Other assets	378	485	485
Total non-current assets	63,039	61,658	59,681

Current assets
Inventories	31,473	32,671	32,021
Trade and other receivables	17,048	19,982	20,987
Income tax receivable	1,598	1,572	1,982
Cash, cash equivalents and deposits	15,570	13,244	16,400
Total current assets	65,689	67,469	71,390

TOTAL ASSETS	128,728	129,127	131,071

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,224	1,224	1,224
Share premium	16,187	16,187	16,187
Accumulated surplus	8,194	9,431	11,514
Treasury shares and other reserves	(26,317)	(26,074)	(24,212)
Total equity	(712)	768	4,713

Current liabilities
Income tax payable	373	374	48
Trade and other payables	22,327	21,639	19,351
Provisions	50	50	50
Total current liabilities	22,750	22,063	19,449

Non-current liabilities
Exchangeable senior note payable	82,902	82,185	82,025
Other payables	16,531	17,039	17,745
Deferred tax liabilities	7,257	7,072	7,139
Total non-current liabilities	106,690	106,296	106,909

TOTAL LIABILITIES	129,440	128,359	126,358

TOTAL EQUITY AND LIABILITIES	128,728	129,127	131,071

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended June 30, 2020 (unaudited)	Three Months Ended June 30, 2019 (unaudited)	Six Months Ended June 30, 2020 (unaudited)	Six Months Ended June 30, 2019 (unaudited)

Cash and cash equivalents at beginning of period	13,244	29,433	16,400	30,277

Operating cash flows before changes in working capital	1,311	3,104	3,779	6,312
Changes in working capital	1,471	(1,578)	74	(2,106)
Cash generated from operations	2,782	1,526	3,853	4,206

Net Interest and Income taxes (paid)/received	(34)	(133)	397	215

Capital Expenditure & Financing (net)	(2,163)	(3,080)	(4,919)	(6,195)

Payments for Leases (IFRS 16)	(781)	(758)	(1,571)	(1,515)

Free cash flow	(196)	(2,445)	(2,240)	(3,289)

Payment of HIV/2 License Fee	-	-	(1,112)	-

30 year Exchangeable Note interest payment	(1,998)	(1,998)	(1,998)	(1,998)

Proceeds received under Paycheck Protection Program	4,520	-	4,520	-

Cash and cash equivalents at end of period	15,570	24,990	15,570	24,990

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date:  25 August 2020